Exhibit 99.1

Telesat Reports Results for the Quarter Ended March 31, 2022

OTTAWA, CANADA - May, 6, 2022 –Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three-month period ended March 31, 2022. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

“We had a busy first quarter and it sets us up well to achieve our objectives for the rest of the year and beyond,” commented Dan Goldberg, Telesat’s President and CEO. “We signed an important partial renewal with the DISH Network and entered into another agreement to support broadband connectivity for the cruise industry that makes use of virtually all of the capacity that Dish did not renew. We also took advantage of the discounted price of Telesat’s senior unsecured notes and, during March and April, purchased in the open market notes with an aggregate face value of US$60 million, underscoring our confidence in the future of our business and our view that the notes are trading below fair value.”

Goldberg added: “We ended the quarter with over $1.5 billion in cash as we continue to generate strong cash flows and maintain industry-leading Adjusted EBITDA margins1. Telesat has a substantial contractual backlog of $2.0 billion – excluding $750 million of backlog associated with Telesat Lightspeed – that provides strong visibility into our future cash flows. We remain highly confident in the promise of our revolutionary Telesat Lightspeed constellation and at this time are actively seeking to complete the financing and commence full-scale construction of the program.”

For the quarter ended March 31, 2022, Telesat reported consolidated revenue of $186 million, a decrease of 3% ($5 million) compared to the same period in 2021. When adjusted for changes in foreign exchange rates, revenue declined 2% ($4 million) compared to 2021. The revenue decrease was primarily due to a reduction of service for one of Telesat’s North American direct-to-home customers, termination and reductions on contract renewal of certain services and a decrease in equipment sales to Canadian government customers, partially offset by increased services provided to customers in the mobility market as it continues to recover from the impact of COVID-19.

Operating expenses for the quarter were $64 million, an increase of $24 million from 2021. The change in foreign exchange rates had a minimal impact. The increase was principally due to higher non-cash share-based compensation expense and, to a lesser extent, the reversal of a bad debt provision in the first quarter of 2021, which had the impact of lowering operating expenses in the prior period, and higher expense (including insurance) associated with being a public company. This was partially offset by higher capitalized engineering costs associated with the increased activity in the Telesat Lightspeed program. The non-cash share-based expense of $24.2 million in the quarter includes $23.6 million related to Telesat Canada equity granted in prior years and is substantially greater than the non-cash share-based expense Telesat expects to recognize quarterly with respect to future equity grants.

Adjusted EBITDA1 for the quarter was $146 million, a decrease of 4% ($6 million). The change in foreign exchange rates had a minimal impact. The Adjusted EBITDA margin1 was 78.4%, compared to 79.8% in the same period in 2021.

Telesat’s net income for the quarter was $61 million, compared to $41 million for the 2021 quarter. The increase was principally due to a positive variation on changes in fair value of financial instruments combined with the gain on extinguishment of debt, partially offset by higher non-cash share-based compensation expense and higher interest expense.

Preliminary 2022 Financial Outlook

There is no change to the preliminary 2022 financial outlook provided on March 18, 2022:

●	Telesat expects its full year 2022 revenues (assuming a foreign exchange rate of US$1 = C$1.30) to be between $720 million and $740 million.
●	Telesat expects its Adjusted EBITDA[1] (assuming a foreign exchange rate of US$1 =C$1.30) to be between $525 million and $545 million in 2022.
●	For 2022, Telesat expects its cash flows used in investing activities to be in the range of US$100 million to US$120 million. Once Telesat has finalized arrangements around the construction and financing of its Telesat Lightspeed program, it will provide a further update on the anticipated capital expenditures for the year, which could increase substantially.

Business Highlights

▲	At March 31, 2022:
-	Telesat had contracted backlog[2] for future services of approximately $2.0 billion (excluding contractual backlog associated with Telesat Lightspeed).

Fleet utilization was 84%.

▲	Repurchase of 6.5% Senior Unsecured Notes:
-	In March and April 2022, Telesat repurchased the 6.5% Senior Unsecured Notes with a face value of $75.0 million (US$60 million) by way of open market purchases in exchange for $37.2 million (US$29.8 million).
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In March 2022 Telesat repurchased the 6.5% Senior Unsecured Notes with a face value of $40.0 million (US$32.0 million) by way of open market purchases in exchange for $19.4 million (US$15.6 million). Of this balance, $14.9 million (US$11.9 million) was settled prior to March 31, 2022, with $4.5 million (US$3.6 million) settled in April 2022.

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These March 2022 repurchases, combined with the related write-off of debt issue costs and prepayment options, resulted in a gain on extinguishment of debt of $21.0 million which was recorded on the first quarter 2022 statement of income.

-	In April 2022, Telesat repurchased 6.5% Senior Unsecured Notes with a face value of $35.0 million (US$28.0 million) by way of open market purchases in exchange for $17.8 million (US$14.2 million).
-	Telesat will surrender these purchased 6.5% Senior Unsecured Notes for retirement.
-	Telesat’s Board of Directors has authorized the purchase of up to US$100 million in face value of additional Telesat debt.

▲	Anik F3 Renewal
-	In April 2022 Telesat concluded an agreement with Dish Network L.L.C. for the renewal of over half of the Anik F3 Ku-band capacity for a two-year term with an option for a third year.
-	In addition, substantially all of the remaining Ku-band capacity was contracted to a mobility service provider and will be used for services to the maritime market.

▲	Telesat Government Solutions

-	NASA awarded a US$30.65 million contract to Telesat U.S. Services LLC as a delivery partner for its Communications Services Project.

-	Under this program, Telesat U.S. Services will develop a space-qualified RF terminal hosted on two Earth observation spacecraft to demonstrate Ka-band transmission to Telesat operated satellites flying at a higher altitude, plus space relay connectivity between optically linked LEO satellites before downlinking data to NASA mission centers.

-	This demonstration of next-generation space relay services is expected to create a pathway to the future use of the Telesat Lightspeed network.

Telesat’s quarterly report on Form 6-K for the quarter ended March 31, 2022, has been filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedar.com.

Conference Call

Telesat has scheduled a conference call on Friday, May 6, 2022, at 10:30 a.m. ET to discuss its financial results for the three-month period ended March 31, 2022. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 800 806 5484. Callers outside of North America should dial +1 416 340 2217. The access code is 1755172 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (“Telesat”) and the name of the moderator (Michael Bolitho).

Webcast:

The conference call can also be accessed, as a listen in only, at https://bell.media-server.com/mmc/p/dmoiqqrc. A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on May 6, 2022 until 11:59 p.m. ET on May 20, 2022. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 3559538 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (“LEO”) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Operating under its international priority Ka-band spectrum rights, Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on Twitter, LinkedIn, or visit www.telesat.com.

Contacts:

Investor Relations

Hugh Harley	Michael Bolitho
+1 613 748 8424	+1 613 748 8828
ir@telesat.com	ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2022, and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expected,” “plans,” “considering”, “view” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this press release are made only as of the date set forth at the beginning of this release. Telesat Corporation undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

These forward-looking statements are based on Telesat Corporation’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the impact of COVID-19 on Telesat Corporation’s business and the economic environment; the ability to deploy successfully an advanced global LEO satellite constellation, and the timing of any such deployment; the availability of government and/or other funding for the LEO satellite constellation; the receipt of proceeds in relation to the re-allocation of C-band spectrum; volatility in exchange rates; the ability to expand Telesat Corporation’s existing satellite utilization; and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2021, that was filed on March 18, 2022, with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedar.com.

Unaudited Interim Condensed Consolidated Statements of Income

For the three months ended March 31

(in thousands of Canadian dollars)	2022	2021(4)

Revenue	$185,769	$190,492
Operating expenses	(64,366)	(40,365)
Depreciation	(49,308)	(50,367)
Amortization	(3,698)	(4,115)
Other operating losses, net	(30)	(673)
Operating income	68,367	94,972
Interest expense	(48,503)	(41,995)
Gain on extinguishment of debt	21,030	—
Interest and other income	660	121
Gain (loss) on changes in fair value of financial instruments	2,358	(25,124)
Gain on foreign exchange	36,147	35,113
Income before tax	80,059	63,087
Tax expense	(19,429)	(21,765)
Net income	$60,630	$41,322

Net income attributable to:
Telesat Corporation shareholders	$13,983	$41,322
Non-controlling interest	46,647	—
	$60,630	$41,322

Net income per common share attributable to Telesat Corporation shareholders
Basic	$1.16	$0.83
Diluted	$1.13	$0.83

Total Weighted Average Common Shares Outstanding
Basic	12,023,077	49,546,692
Diluted	13,562,260	49,812,075

Unaudited Interim Consolidated Balance Sheets

(in thousands of Canadian dollars)	March 31, 2022	December 31, 2021(4)

Assets
Cash and cash equivalents	$1,512,590	$1,449,593
Trade and other receivables	68,772	122,698
Other current financial assets	856	861
Current income tax recoverable	3,311	3,219
Prepaid expenses and other current assets	56,744	41,064
Total current assets	1,642,273	1,617,435
Satellites, property and other equipment	1,374,771	1,429,688
Deferred tax assets	45,962	46,187
Other long-term financial assets	14,019	16,348
Long-term income tax recoverable	15,137	12,277
Other long-term assets	31,067	31,254
Intangible assets	759,897	762,659
Goodwill	2,446,603	2,446,603
Total assets	$6,329,729	$6,362,451

Liabilities
Trade and other payables	$39,090	$54,628
Other current financial liabilities	52,665	36,647
Income tax payable	706	5,622
Other current liabilities	82,175	85,058
Current indebtedness	4,561	—
Total current liabilities	179,197	181,955
Long-term indebtedness	3,712,640	3,792,597
Deferred tax liabilities	293,764	296,318
Other long-term financial liabilities	22,135	23,835
Other long-term liabilities	358,860	371,453
Total liabilities	4,566,596	4,666,158

Shareholders’ Equity
Share capital	43,185	42,841
Accumulated earnings	364,012	350,029
Reserves	24,282	22,804
Total Telesat Corporation shareholders’ equity	431,479	415,674
Non-controlling interest	1,331,654	1,280,619
Total shareholders’ equity	1,763,133	1,696,293
Total liabilities and shareholders’ equity	$6,329,729	$6,362,451

Unaudited Interim Consolidated Statements of Cash Flows

For the three months ended March 31

(in thousands of Canadian dollars)	2022	2021(4)
Cash flows from operating activities
Net income	$60,630	$41,322
Adjustments to reconcile net income to cash flows from operating activities
Depreciation	49,308	50,367
Amortization	3,698	4,115
Tax expense	19,429	21,765
Interest expense	48,503	41,995
Interest income	(964)	(433)
Gain on foreign exchange	(36,147)	(35,113)
(Gain) Loss on changes in fair value of financial instruments	(2,358)	25,124
Share-based compensation	24,169	1,711
Loss on disposal of assets	30	673
Gain on extinguishment of debt	(21,030)	—
Deferred revenue amortization	(16,434)	(17,738)
Pension expenses	1,893	2,014
Other	(510)	(4,453)
Income taxes paid, net of income taxes received	(29,471)	(30,635)
Interest paid, net of interest received	(22,109)	(18,453)
Operating assets and liabilities	(35,194)	16,790
Net cash from operating activities	43,443	99,051

Cash flows generated from (used in) investing activities
Satellite programs	(8,420)	(16,746)
Purchase of property and other equipment	(9,633)	(3,297)
C-band clearing proceeds	64,651	—
Net cash generated from (used in) investing activities	46,598	(20,043)

Cash flows used in financing activities
Repurchase of Senior Unsecured Notes	(14,880)	—
Payments of principal on lease liabilities	(368)	(605)
Satellite performance incentive payments	(1,364)	(1,733)
Government grant received	4,541	—
Net cash used in financing activities	(12,071)	(2,338)

Effect of changes in exchange rates on cash and cash equivalents	(14,973)	(11,957)

Increase in cash and cash equivalents	62,997	64,713
Cash and cash equivalents, beginning of period	1,449,593	818,378
Cash and cash equivalents, end of period	$1,512,590	$883,091

Telesat’s Adjusted EBITDA margin(1):

	Three months ended March 31,
(in thousands of Canadian dollars) (unaudited)	2022	2021(4)

Net income	$60,630	$41,322
Tax expense	19,429	21,765
(Gain) loss on changes in fair value of financial instruments	(2,358)	25,124
Gain on foreign exchange	(36,147)	(35,113)
Gain on extinguishment of debt	(21,030)	—
Interest and other income	(660)	(121)
Interest expense	48,503	41,995
Depreciation	49,308	50,367
Amortization	3,698	4,115
Other operating losses, net	30	673
Non-recurring compensation expenses(3)	1	161
Non-cash expense related to share-based compensation	24,169	1,711
Adjusted EBITDA	$145,573	$151,999

Revenue	$185,769	$190,492

Adjusted EBITDA Margin	78.4%	79.8%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 Remaining performance obligations, which Telesat refers to as contracted revenue backlog (“backlog’’), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

3 Includes severance payments and special compensation and benefits for executives and employees.

4 2021 balances were adjusted to take into account the retroactive impact of the change in accounting policy associated with the capitalization of software as a Service arrangements. For additional details, refer to Note 3 of the financial statements included in the Telesat’s quarterly report on Form 6-K for the quarter ended March 31, 2022, which has been filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedar.com.